UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia, Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [x]             Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]           No [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]           No [x]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia, Tbk

(Registrant)

Date	August 2, 2013	By	/s/ Honesti Basyir
(Signature)

Honesti Basyir
Director of Finance

DISCLOSURE OF INFORMATION

In compliance with BAPEPAM-LK Regulation No.IX.E.1

Concerning with Implementation of the Acquisition of PT Patra Telekomunikasi Indonesia’s Shares

The Board of Commissioners and the Board of Directors shall bear sole responsibility for the accuracy of all information or material facts contained in this Disclosure of Information and ensure that there is no important and relevant information that is not presented that could lead the material information in the Information to the Shareholders to be incorrect and/or misleading

PT TELEKOMUNIKASI INDONESIA (Persero) Tbk

(“Company”)

Engaged in providing telecommunication services

Domiciled in Bandung, West Java -  Indonesia

Head Office: Jalan Japati No. 1, Bandung 40133, West Java Phone No. [022] 452 1108, 452 7252 Fax. [022] 720 3247	Investor Relations’ Office Grha Citra Caraka 5th Floor Jl. Gatot Subroto Kav. 52 Jakarta 12710 Phone No. [021] 521 5109 Fax. (021) 522 0400

This disclosure of information is presented in regard with the Acquisition of

PT Patra Telekomunikasi Indonesia’s Shares owned by PT Elnusa Tbk

This disclosure of information was published in July 31, 2013

TABLE OF CONTENTS

CHAPTER I	PREFACE	3
CHAPTER II	DESCRIPTION OF PATRAKOM’S SHARE AQUISITON TRANSACTION A. Object of Transaction B. Value of Transaction C. Parties of Transaction D. Nature of Affiliate Relationship	6
CHAPTER III	INDEPENDENT PARTIES AND INDEPENDENT PARTIES’ OPINION A. Identity of the Parties B. Object of Valuation C. Purpose of Valuation D. Assumptions E. Approaches and Methods of Valuation F. Conclusion of Valuation G. Opinion on Fairness of the transaction	11
CHAPTER IV	REASONS, BACKGROUND AND BENEFITS OF PATRAKOM’S SHARE ACQUISITION	12
CHAPTER V	EXPLANATION, CONSIDERATION AND REASONS FOR TRANSACTION OF THE ACQUISITION OF SHARES OWNED BY PT ELNUSA TBK AS AN AFFILIATED PARTY, AND ASSUMPTION OF OTHER SIMILAR TRANSACTIONS DONE NOT WITH AN AFFILIATED PARTY	13
CHAPTER VI	STATEMENTS BY THE BOARD OF COMMISSIONERS AND THE BOARD OF DIRECTORS	14
CHAPTER VII	SUPPLEMENTARY INFORMATION	15

CHAPTER I	PREFACE

At this time Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (hereinafter called ”Company”  or ”Telkom”), is a shareholder of PT Patra Telekomunikasi Indonesia (hereinafter referred to as ”Patrakom”) with a shareholding of 40% (forty percent) of the total shares issued in Patrakom, therefore the financial statements of Patrakom are not consolidated in the Company. Patrakom has business activities and a license as satellite-based closed fixed telecommunications network operator and as provider of communications solutions and network with a permit for the Operator of Micro Earth Stations Communication Systems (“SKSBM”) in partnership with manufacturers of telecommunications equipment to serve various companies and fields such as:

-	Refineries and Mining
-	Telecommunications (such as: Cellular Telecommunications Operator)
-	Banking and Financial Institutions (on-line system)
-	Media & Informatics (broadcast remote printing)
-	Plantation
-	Tourism
-	Government Institutions (Department)
-	Maritime
-	Retail

The Company, therefore, intends to increase its shareholding in Patrakom currently having only 40% (forty percent) of the total shares issued in Patrakom to become the majority shareholder with ownership of 80% (eighty percent) so as to integrate Patrakom’s business activities in accordance with the Company's business development plan. With a majority shareholding in Patrakom, the financial statements of Patrakom will be consolidated in the Company's Financial Statements, that the Company's business development through Patrakom will contribute to the development of the Company’s financial performance.

On June 28, 2013 the Company and PT Elnusa Tbk (hereinafter referred to as “Elnusa”) have signed a Conditional Share Sale and Purchase (“CSSPA”) in which Elnusa has agreed to sell all its shareholding in the amount of 40% (forty percent) of all shares issued by Patrakom at a sales price of Rp45,600,000,000 (forty five billion six hundred million rupiah). Thus the Company will become the majority shareholder in Patrakom, and with the shareholding of up to 80% (eighty percent) in Patrakom, the Patrakom’s financial statements will be consolidated in the Company’s.

FACTS ABOUT PATRAKOM

Patrakom was established by virtue of the notarial deed No.100 drawn up by Koesbiono Sarman Hadim SH, MH, Notary Public in Jakarta, dated September 28, 1995. The deed of establishment was legalized by the Minister of Justice of the Republic of Indonesia in the Decree No.C2-16.003 HT.01.01.Th.95 dated December 7, 1995 and published in the State Gazette No.8, dated January 26, 1996, Supplement No.1114. The Patrakom’s Articles of Association have been amended several times and lastly with Deed No.70 dated June 14, 2013, drawn up before Aryanti Artisari, SH, M.Kn., Notary Public in Jakarta, regarding the amendment to the provision regarding Patrakom’s authorized capital. The amendment has been approved by the Minister of Justice and Human Rights of the Republic of Indonesia with the decree No.AHU-33488.AH.01.02 dated June 20, 2013.

Patrakom’s Head Office is located at Jl. Pringgodani II 33, Depok. Patrakom started its commercial operations in 1996.

Patrakom’s Capital and Shareholding Structure

Based on the Deed No.70 dated June 14, 2013, drawn up before Aryanti Artisari, S.H., M.Kn., Notary Public in Jakarta, the Patrakom’s capital and shareholding structure is as follows:

Description	Total Shares	Par Value Rp1,000,000,- per share	%
Authorized Capital	400,000	400,000,000,000	-
Fully Subscribed and Paid Up Capital 1. PT Telekomunikasi Indonesia (Persero) Tbk 2. PT Elnusa Tbk 3. PT Tanjung Mustika	40,000 40,000 20,000	40,000,000,000 40,000,000,000 20,000,000,000	40.00 40.00 20.00
Amount of Fully Subscribed and Paid Up Capital	100,000	100,000,000,000	100.00
Shares in Portfolio	300,000	300,000,000,000	-

Boards of Patrakom Composition

The Composition of the Boards of Patrakom is based on Notarial Deed No.4 dated March 5, 2013 drawn up by Mira Dewi Miriam, SH, Notary Public in Depok, regarding changes in the composition of the Board of Directors and Commissioners. Such changes have been reported to the Minister of Justice and Human Rights of the Republic of Indonesia, in accordance with the letter No.AHU-AH.01.10-16914 dated May 2, 2013.

Board of Commissioners
President Commissioner	:	Zulheldi
Commissioner	:	Susilo
Commissioner	:	Sutikno Widjaja
Commissioner	:	Imansyah Syamsoeddin

Board of Directors
President Director	:	Mochamad Bachrum
Director	:	Tjahjono
Director	:	Djoko Wartopo
Director	:	Harjawan Balaningrath

Summary of Patrakom’s Financial Statements

The summary was prepared based on Patrakom’s Financial Statements as at December 31, 2012 and 2011 having been audited by the Public Accounting Firm of Public Accountant Doli, Bambang, Sulistiyanto, Dadang & Ali in accordance with the Statement No.R.1.1/002/02/13 dated February 1, 2013 with an unqualified opinion in all material respects.

(in thousands of Rupiah)

Financial Position	December 31,
	2012	2011
Assets
Current Assets	91,307,544	58,927,462
Non current Assets	126,507,549	136,152,440
Other Assets	378,409	463,153
Total Assets	218,193,142	195,543,055
Liabilities
Current Liabilities	76,486,334	68,695,314
Non current Liabilities	25,805,872	19,312,564
Total Liabilities	102,292,206	88,007,878
Total Equity	115,900,936	107,535,177
Total Liabilities & Equity	218,193,142	195,543,055

(in thousands of Rupiah)

Profit and Loss	December 31,
	2012	2011
Revenues	226,084,330	188,399,477
Operating expenses	(209,841,223)	(170,022,228)
Operating Profit	16,243,106	18,377,249
Other Income/(Expense)	1,354,643	(3,120,514)
Income Tax (Expense) Benefit	(5,534,002)	(4,691,053)
Net Profit/(Loss)	12,063,747	10,565,682
Earnings per share	603	528

For Implementing the Patrakom’s Share Acquisition Transaction, the Company has carried out the following matters:

1.

Giving notice to the Patrakom’s Board of Directors of the plan for acquisition of Patrakom’s shares owned by Elnusa with the letter No.Tel 127/UM 130/COP-E0000000/2013 dated March 5, 2013, and the Company has received a statement of no objection from the Patrakom’s Board of Directors and employees to this plan for share acquisition.

2.

The Company has appointed the Office of Public Appraiser Service Nirboyo A., Dewi A. & Partners (“KJPP NDR”) as an independent party who will assess the fairness of the transaction plan, given that the major shareholder of the Company namely the State of Republic of Indonesia is a major shareholder of PT Pertamina (Persero) being the major shareholder with 41.10% (forty-one point ten percent) shareholding in Elnusa as the party doing the transfer of Patrakom’s shareholding to the Company, therefore the Patrakom’s share acquisition transaction is an affiliated transaction as defined in Bapepam-LK’s Regulation No.IX.E.1 Attachment to Decision of the Chairman of Bapepam-LK No.Kep.412/BL/2009 dated 25 November 2009 on Affiliate Transactions and Conflict of Interests in Certain Transactions (“Regulation No.IX.E.1”). KJPP NDR with Share Acquisition  Transaction Fairness Valuation Report No.13-225.2/NDR/TI/PTI/B/LL dated June 25, 2013 has stated that the Transaction Plan for a proposed sale of 40% (forty percent) of Patrakom’s shareholding by the Company to Telkom at a sales price of Rp45,600,000,000,- (forty five billion six hundred million rupiah) is reasonable (fair).

CHAPTER II	DESCRIPTION OF PATRAKOM’ SHARE ACQUISITION TRANSACTION

A.        OBJECT OF TRANSACTION

The Company and PT Elnusa Tbk have signed the Conditional Share Sale and Purchase Agreement (“CSSPA”) on the shares of PT Patra Telekomunikasi Indonesia on June 28, 2013. This CSSPA is an agreement and a condition where the Company took over 40% of Patrakom’s shares owned by Elnusa. In accordance with the applicable provisions, the Deed of Share Sale and Purchase will be signed as soon as:

1.	Patrakom has obtained creditors’ approval and/or fulfilled its obligations to the Creditors which did not declare any disapproval of the acquisition.
2.	Patrakom’s report on changes in the control or ownership of its shares as referred to in the CSSPA has been approved by the Ministry of Telecommunications and Informatics (“MENKOMINFO”).

B.        value of transaction

The transaction value of the 40% acquisition of Patrakom shares owned by Elnusa by the Company is worth Rp45,600,000,000.- (forty five billion six hundred million rupiah). This value is the Sale and Purchase price referred to in the CSSPA.

C.        parties to transaction

1.	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Telkom was originally a part of the post en telegraafdienst which was incorporated and started its commercial operations in 1884 under the decision of the Governor General of the Dutch East Indies No.7 dated March 27, 1884 published in the State Gazette of the Dutch East Indies No.52 dated April 3, 1884. In 1991, based on Government Regulation No.25 of 1991, the status of the company was changed to State-owned Limited Liability Company ("Public/State Company"). Amendments to the articles of association made under the notarial deed drawn up by Imas Fatimah S.H. No.128 dated September 24, 1991 have been approved by the Minister of Justice of the Republic of Indonesia through the Decree No.C2-6870.HT.01.01.Th.91 dated November 19, 1991 and have been published in the State Gazette of the Republic of Indonesia No.5 dated January 17, 1992, Annex No.210. Furthermore, the Articles of Association have been amended several times and the last was based on the Notarial Deed drawn up by Ashoya Ratam, SH, Mkn. No.11, dated May 8, 2013. The amendment has been received by the Minister of Law and Human Rights of the Republic of Indonesia by virtue of the Letter No.AHU-AH.01.10-22500 dated June 7, 2013.

Head Office Address	:	Jalan Japati No.1 Bandung, West Java.
Phone No.	:	(022) 452 1108, 452 7252
Fax No	:	(022) 720 3247
Website	:	www.telkom.co.id

Business Activities

According to the Articles of Association of Telkom, the Company’s purpose and objectives will include arrangement of telecommunication and informatics network and services and optimizing of the Company’s resources while paying attention to the legislation. To achieve the aforesaid purpose and objectives, the Company is engaging in such business activities as:

a.	Main business:
1).

Planning, building, providing, developing, operating, marketing/selling/renting out and maintaining telecommunication and informatics network in the most extensive sense while paying attention to the provisions of the legislation.

	2).	Planning, developing, providing, marketing or selling, and improving telecommunication and informatics services in the most extensive sense while paying attention to the provisions of the legislation.
b.	Supporting business:
Providing services such as payment transactions and money transfer through telecommunication and informatics networks.

The Company’s Capital and Shareholding Structure
The capital and shareholding structure under the deed No.11 dated May 8, 2013 drawn up before notary Ashoya Ratam, S.H., M.Kn. in Jakarta is as follows:

Capital Structure	Total Shares	Value (Rp.)
Authorized Capital :
- Dwiwarna A Series	1	250
- B Series	79,999,999,999	19,999,999,999,750
Issued and fully paid
- Dwiwarna A Series	1	250
- B Series	20,159,999,279	5,039,999,819,750

Meanwhile, data from the Company’s Register of Shareholders as of June 30, 2013 is as follows:

Description	Total Shares	Par Value Rp250 per share	%
Dwiwarna A Series The Government	1	250	-

B Series

1.   The Government

2.   The Bank of New York Mellon Corporation representing ADR shareholders with shareholding of under 5%

3.   Board of Directors

a.    Indra Utoyo

b.   Priyantoro Rudito

c.    Sukardi Silalahi

4.   Community members with shareholding of under 5%.

	10,320,470,711 1,938,824,116 5,508 108 108 6,949,579,668	2,580,117,677,750 484,706,029,000 1,377,000 27,000 27,000 1,737,394,917,000	53.90 10.09 0.00 0.00 0.00 36.18
Total	19,208,880,219	4,802,220,054,750	100
Treasury stock	951,119,060	237,779,765,000	100
Issued and fully paid	20,159,999,279	5,039,999,819,750

Boards of the Company Composition

Based on the general Meeting of shareholders set forth in Notarial Deed No.33, dated December 17, 2010 drawn up before Notary Dr. A. Partomuan Pohan, S.H. LLM, the Annual General Meeting of Shareholders set forth in Notarial Deed No.14 dated May 11, 2012 drawn up before Ashoya Ratam, SH, MKn., and the Annual General Meeting of Shareholders set forth in Notarial Deed No.13 dated April 19,  2013,  the composition of the Company’s Board of Commissioners is as follows:

Board of Commissioners
President Commissioner	:	Jusman Syafii Djamal
Independent Commissioner	:	Virano Gazi Nasution
Independent Commissioner	:	Johnny Swandi Sjam
Commissioner	:	Parikesit Suprapto
Commissioner	:	Hadiyanto
Commissioner	:	Gatot Trihargo

Board of Directors
President Director	:	Arief Yahya
Director of Finance	:	Honesti Basyir
Director	:	Rizkan Chandra
Director	:	Muhammad Awaluddin
Director	:	Sukardi Silalahi
Director	:	Ririek Adriansyah
Director	:	Indra Utoyo
Director	:	Priyantono Rudito

2.	PT Elnusa Tbk

PT Elnusa Tbk was incorporated under the name of PT Electronica Nusantara by virtue of the Deed  No.18, dated January 25, 1969 and amended with the Deed  No.19 dated February 13,  1969 drawn up before Tan Thong Kie, S.H., Notary Public in Jakarta and has obtained the approval of the Minister of Justice of the Republic of Indonesia in accordance with the Decree dated February 19, 1969 No.J.A.5/8/24 which was published in the State Gazette of RI No.35 dated May 2, 1969, Annex No.58. Amendments to the entire Articles of Association to conform with Law No.40 of 2007 were published in the Deed No.123, dated October 9, 2007 drawn up before Sutjipto, S.H., Notary Public in Jakarta and have been approved by the Minister of Law and Human Rights in accordance with the Decree No.C-05782.HT.01.04.TH.2007 dated December 7, 2007 and have been published in the State Gazette of the Republic of Indonesia No.52 Annex No.535 dated June 27, 2008. The Company’s Articles of Association have been amended several times, the last being with the Notarial Deed No.29 dated May 6, 2009 drawn up before Sutjipto, S.H., M.Kn., Notary Public in Jakarta, which principally elaborated on alignment of the Articles of Association with the Regulation of BAPEPAM (Capital Market Supervisory Agency) No.IX.J.1. This Notarial Deed has been approved by the Minister of Law and Human Rights of the Republic of Indonesia through the letter No.AHU-AH.01.10 AHU-08671 dated June 25, 2009.

Head Office Address	:	Graha Elnusa Lt. 16, Jl T.B. Simatupang Kav. 1B, South Jakarta.
Phone No.	:	(021) 788-30850
Fax No	:	(021) 788-30883
Website	:	www.elnusa.co.id

Business Activities

Elnusa is a company of energy services with the provision of oil and gas upstream services as its core business supported by Geoscience Land & Processing Division, Geoscience Marine and Transition Zone Division and Drilling & Oilfield Services Division as well as other services such as oil and gas downstream services and oil and gas support services supported by subsidiaries.

Capital and Shareholder Structure

The capital and shareholding structure based on the Deed No.83 dated April 16, 2013 drawn up before Aryanti Artisari, S.H., M.Kn., Notary Public in Jakarta and the Company’s register of shareholders as of June 30, 2013 is as follows:

DESCRIPTION	Total Share	Par Value Rp100 per share	%
Authorized Capital	22,500,000,000	2,250,000,000,000	-
Issued and fully paid 1. PT Pertamina (Persero) 2. PT Benakat Petroleum Energy 3. BSI Bank Ltd 4. Community Members	3,000,000,000 1,795,517,890 383,400,000 2,056,459,110	300,000,000,000 179,551,789,000 38,340,000,000 205,645,911,000	41.46 24.82 5.30 28.42
Total	7,235,377,000	723,537,700,000
Treasury Stock	63,123,000	6,312,300,000
Issued and fully paid	7,298,500,000	729,850,000,000	100.00

Boards of the Company Composition

Based on the Deed No.29, dated May 6, 2009 drawn up before Sutjipto S.H., M.Kn., Notary Public in Jakarta, and the Deed No.83 dated April 16,  2013 drawn up before Aryanti Artisari, S.H., M.Kn., Notary Public in Jakarta, composition of the Board of Commissioners and the Board of Directors of the Company will be as follows:

Board of Commissioners
President Commissioner	:	Andri T. Hidayat
Independent Commissioner	:	Surat Indrijarso
Independent Commissioner	:	Erry Firmansyah
Commissioner	:	Rony Gunawan
Commissioner	:	M. Sululuddin Noor

Board of Directors
President Director	:	Elia Massa
Director of Operations concurrently serving as Acting Director of Business Development
	:	Tony Harisman Soetoro
Director of Finance	:	Sabam Hutajulu
Director of HR & General Affairs	:	Helmy Said

D.      Nature of Affiliate Relationship

Affiliate Relationship in terms of Shareholding

Note:

-          Major Shareholder of the Company which is the State of the Republic of Indonesia is also the major shareholder of PT Pertamina (Persero) which is a shareholder of Elnusa with 41.10%  shareholding.

-          There is no affiliate relationship in terms of management between the Company and Elnusa.

CHAPTER III	INDEPENDENT PARTIES AND INDEPENDENT PARTIES’ OPINION

The Company has appointed an independent party with the letter No.K.Tel.24/HK.810/SUC-00/2013 dated March 15, 2013 to conduct an valuation of the fairness of the Patrakom’s share acquisition transaction as required under Bapepam-LK Regulation No.IX.E.1 namely:

KJPP	:	KJPP Nirboyo A., Dewi A. & Rekan
STTD No.	:	08/BL/STTD-P/AB/2006
Address	:	Jl. Pejompongan V Dalam No.1, Jakarta 10210.
Phone No.	:	(021) 5708540 / 5712696

Office of Public Appraiser Service Nirboyo A., Dewi A. & Partners (“KJPP NDR”) bases its valuation on fair share price of 40% of the Patrakom’s shares to be taken over by the Company. KJPP NDR carried out its valuation as an Independent Assessor tasked with assessing the Patrakom’s fair share price. KJPP NDR has submitted a Share Valuation Report in its report in File No.13-225.1/NDR/TI/PTI/B/LL dated June 20, 2013 and has stated that the fair market value of the 40% (forty percent) Patrakom shareholding as at December 31, 2012 was Rp48,430,000,000.- (forty eight billion four hundred and thirty million rupiah).

Furthermore KJPP NDR has published Transaction Fairness Report on the Acquisition of Shares of PT Patra Telekomunikasi Indonesia with report No.225.2/NDR/TI/PTI/B/LL dated June 25, 2013, with the following summary:

A.	Identity of the Parties
	1.	PT Telekomunikasi Indonesia (Persero) Tbk, as buyer;
	2.	PT Elnusa Tbk, as seller.
B.	Object of Valuation

The plan to purchase 40% (forty percent) of the shares subscribed and issued in Patrakom owned by Elnusa to be taken over by the Company at a price of Rp45,600,000,000.- (forty five billion six hundred million rupiah), which is based on Share Valuation Report in the File report No.13-225.1/NDR/TI/PTI/B/LL dated June 20, 2013 with the statement that the fair market value of the 40% (forty percent) shareholding of Patrakom’s stock as at December 31, 2012 is worth Rp48,430,000,000.- (forty eight billion four hundred and thirty million rupiah).

C.	Purpose of Valuation

The purpose of assessing the Patrakoms’ share acquisition transaction is:

To provide an opinion on the fairness of the plan for the acquisition transaction of Patrakom’s shares owned by Elnusa by the Company.

D.	Assumptions
	1.	The transaction is an arm's-length transaction.
	2.	Transactions can be executed when it can provide positive benefits for the Company.
E.	Approaches and Methods of Valuation in the analysis of fairness

Approaches and methods used in the analysis of the fairness of the transaction plan are the transaction analysis, qualitative and quantitative analysis, analysis of the fairness of the transaction value and the analysis of other factors that are relevant.

The results of our analysis of the transaction plan are as follows:
1.

Telkom’s stock is owned by the Government of the Republic of Indonesia up to 53.9%, while Elnusa’s stock is owned by the Government of the Republic of Indonesia indirectly through PT Pertamina (Persero). So Telkom as buyer and Elnusa as seller and owner of 40% of Patrakom’s stock both have their stock partly owned by the same shareholder that is the Government of the Republic of Indonesia.

	2.	This transaction plan gives an added value to Telkom, in the form of increased sales and profits from Patrakom.
3.

Based on the share valuation report by the Office of Public Appraiser Service Nirboyo A., Dewi A. & Partners in accordance with the report in File No.13-225.1/NDR/TI/PTI/B/LL dated June 20, 2013, the fair market value of 40% of take Patrakom’s shares is Rp48,430,000,000.- while the purchase price agreed in the Draft Conditional Sales and Purchase Agreement is Rp45,600,000,000.-. Thus the price of the deal is below fair market value by 5.8%. The difference in the purchase price of 5.8% of the fair market value is still within the value range of +/- 7.5% in accordance with Bapepam and LK Regulation No.VIII.C.3. dated April 19 point 12.e.2.

4.

If the transaction is done, Telkom then will become the Patrakom’s controlling shareholder being in control of 80% of the shares. This will be very beneficial for Telkom in order to strategically develop Patrakom in the future.

F.	Conclusion of Valuation

On the basis of our analysis of the fairness of the transaction plan which includes transaction analysis, qualitative and quantitative analysis, analysis of the fairness of the transaction and an analysis of other factors that are relevant and important assumptions in assessing the fairness of the transaction plan that we put forward, we believe that the Planned Transaction is fair.

G.	Opinion on Fairness of the transaction

On the basis of transaction analysis, qualitative analysis and quantitative analysis, fairness analysis and analysis of other factors that are relevant as mentioned above, we believe that the Planned Transaction in the form of plan for acquisition of 40% of Patrakom’s shares already fully subscribed and paid up by the Company at a purchase price of Rp45,600,000,000 (forty five billion six hundred million rupiah) is reasonable (fair).

CHAPTER IV	REASONS AND BACKGROUND AND BENEFITS OF PATRAKOM’S SHARE ACQUISITION

A.            REASONS AND BACKGROUND

Prior to the acquisition of Patrakom’s shares, the Company had had 40,000 (fourty thousand) shares in Patrakom being 40% (forty percent) of the total of fully subscribed and paid up shares in Patrakom. Patrakom has business activities and a license as a satellite-based closed fixed telecommunications network operator and as provider of communications solutions and network with a permit for the Operator of Micro Earth Stations Communication Systems (“SKSBM”) in partnership with manufacturers of telecommunications equipment to serve various companies. The Company therefore intends to increase its shareholding in Patrakom and become the majority shareholder with ownership of up to 80% (eighty percent) so that the Company can integrate Patrakom’s business activities in accordance with the Company's business development plan.

In the General Meeting of Shareholders of Patrakom held on June 14, 2013 Elnusa intends to focus on its core business and aims to divest the investment in Patrakom’s shares. The Company therefore has welcomed the offer of Elnusa to take over all Patrakom’s shares owned by Elnusa in the amount of 40% of the total subscribed and paid up shares in Patrakom.

Thus, Patrakom pro forma capital structures before and after the acquisition are as follows:

Description	Capital Structures PT Patra Telekomunikasi Indonesia
	Before Transaction			After Transaction
	Total Shares	Nominal Amount	%	Total Shares	Nominal Amount	%
Authorized Capital	400,000	400,000,000,000	-	400,000	400,000,000,000	-
Issued and fully paid: 1. PT Telekomunikasi Indonesia (Persero) Tbk 2. PT Elnusa Tbk 3. PT Tanjung Mustika	40,000 40,000 20,000	40,000,000,000 40,000,000,000 20,000,000,000	40.00 40.00 20.00	80,000 - 20,000	80,000,000,000 - 20,000,000,000	80.00 - 20.00
Total issued and fully paid	100,000	100,000,000,000	100.00	100,000	100,000,000,000	100.00
Shares in Portfolio	300,000	300,000,000,000	-	300,000	300,000,000,000	-

B.            BENEFITS OF PATRAKOM’S SHARE ACQUISITION TRANSACTION

With an 80% (eighty percent) shareholding in Patrakom, the Company has become in control of Patrakom and can develop and integrate Patrakom’s business activities in accordance with the Company's business development plan. With an 80% (eighty percent) shareholding, the Patrakom’s financial statements will be consolidated into Company’s financial statements so that Patrakom’s future development plan can contribute to the financial performance of the Company.

CHAPTER V

EXPLANATION, CONSIDERATION AND REASONS FOR TRANSACTION OF THE ACQUISITION OF SHARES OWNED BY PT ELNUSA TBK AS AN AFFILIATED PARTY, AND ASSUMPTION OF OTHER SIMILAR TRANSACTIONS DONE NOT WITH AN AFFILIATED PARTY

Prior to the acquisition, the company had had 40% (forty percent) of the Patrakom’s share, and Patrakom business activities are complementary business activities of the Company which can be developed being satellite-based closed fixed telecommunications network operator and provider of communications solutions and network with a permit for the Operator of Micro Earth Stations Communication Systems (“SKSBM”) in partnership with manufacturers of telecommunications equipment to serve various companies and fields such as:

-	Refineries and Mining
-	Telecommunications (such as: Cellular Telecommunications Operator)
-	Banking and Financial Institutions (on-line system)
-	Media & Informatics (broadcast remote printing)
-	Plantation
-	Tourism
-	Government Institutions (Department)
-	Maritime
-	Retail

With an additional investment of Rp45,600,000,000 (forty five billion six hundred million rupiah) the Company gains control over Patrakom and the conditions make it a specific transaction, and the transaction cannot or has no comparison of transactions made with other parties that are not affiliated.

CHAPTER VI	STATEMENTS BY THE BOARD OF COMMISSIONERS AND THE BOARD OF DIRECTORS

1.

Disclosure of Information submitted to the Financial Services Authority on July 31, 2013 has been completed with the information required in Regulation No.IX.E.1 on Affiliate Transactions and Conflict of Interests in Certain Transactions, Annex to Decision of Chairman of Bapepam-LK. No.Kep-412/BL/2009 dated November 25, 2009 (hereinafter referred to as “Regulation IX.E.1”);

2.	After a careful and thorough evaluation, we believe that the Information Disclosure Statement presented does not contain any statements or information or facts that are incorrect or misleading;
3.	After a careful and thorough evaluation, we believe that it contains all material information or facts necessary for investors to make decisions with respect to the Transaction;
4.	The transaction does not contain any Conflict of Interests as defined in Regulation IX.E.1;
5.

When execution of transaction between the Company and Elnusa worth Rp45,600,000,000 (forty five billion six hundred million rupiah) is compared to the amount of equity attributable to owners of the parent entity of the Company as at December 31, 2012, audited by the Public Accounting Firm Purwantoro, Suherman and Surja recorded at Rp51,541,000,000,000, the transaction value equal to 0.088% of the equity attributable to owners of the parent of the Company and does not have a material amount as defined in Regulation IX.E.2 on Material Transactions and Change of Business Activities, Annex to Decision of Chairman of Bapepam-LK No.Kep 614/BL/2011 dated November 28, 2011.

CHAPTER VII	SUPPLEMENTARY INFORMATION

For further information on the above matters, please contact the Company during office hours at the address:

Investor Relations

PT Telekomunikasi Indonesia (Persero) Tbk

Grha Citra Caraka 5th Floor

Jl. Gatot Subroto No.52 Jakarta 12710

Phone No. (021) 521 5109

Fax. (021) 522 0400

Email : investor@telkom.co.id